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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2007

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique
Québec, Québec
Canada, G1P 4P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents	Description
1.	Material Change Report dated January 8, 2007

FORM 51-102F3

MATERIAL CHANGE REPORT

ÆTERNA ZENTARIS INC.

1.
Reporting Issuer

  Æterna Zentaris Inc. (the "Corporation")
  1405 du Parc-Technologique Blvd.
  Quebec, Quebec G1P 4P5

2.
Date of Material Change

  January 2, 2007

3.
Press Release

  On January 3, 2007, the Corporation issued a press release indicating the material change, which was disseminated in Canada on the CNW Telbec news wire service. A copy of such press release is attached hereto as Schedule A.

4.
Summary of Material Change

  On January 3, 2007, the Corporation announced that, after having obtained shareholder approval at the Corporation's special meeting of shareholders held on December 15, 2006, it had effected the special distribution in kind to its shareholders of all of its 11,052,996 subordinate voting shares of the capital of Atrium Biotechnologies Inc. ("Atrium").

5.
Full Description of Material Change

  On January 3, 2007, the Corporation announced that, after having obtained shareholder approval at the Corporation's special meeting of shareholders held on December 15, 2006, it had effected the special distribution in kind to its shareholders of all of its 11,052,996 subordinate voting shares of the capital of Atrium (the "Atrium Shares").

  Prior to the payment of the special distribution in kind, the Corporation had held 11,052,996 Atrium Shares. The Corporation had previously announced and disclosed in its management information circular dated November 14, 2006, that, subject to obtaining the approval of its shareholders at its special meeting of shareholders held on December 15, 2006, it would distribute all 11,052,996 Atrium Shares held by the Corporation; however, the Corporation also announced and disclosed that no fractional Atrium Shares would be distributed to registered holders of the Corporation's common shares, and that all such fractional Atrium Shares would be rounded down to the nearest whole number.

6.
Reliance on Confidentiality Section of the Act

  Not applicable.

7.
Omitted Information

  Not applicable.

8.
Executive Officer

  Further information regarding the matters described in this report may be obtained from Mario Paradis, Corporate Secretary. Mr. Paradis is knowledgeable about the details of the material change and may be contacted at (418) 652-8525.

9.
Date of the Material Change Report

  January 8, 2007.

SCHEDULE A

PRESS RELEASE
(January 3, 2007)

        See attached.

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aeternazentaris.com

Press Release For immediate release

Æterna Zentaris Completes Distribution of Remaining Shares of Atrium Biotechnologies

Æterna Zentaris emerges as a pure play biopharmaceutical company

Quebec City, Québec (Canada), January 3, 2007 — Æterna Zentaris Inc. (TSX: AEZ; NASDAQ: AEZS), a growing global biopharmaceutical company focused on endocrine therapy and oncology, announced that it has completed the special distribution in kind of all of the 11,052,996 subordinate voting shares of the capital of Atrium Biotechnologies Inc. (TSX: ATB) previously held by Æterna Zentaris by way of return of capital that was approved at the Company's special meeting of shareholders held on December 15, 2006.

Gilles Gagnon, Æterna Zentaris President and CEO commented, "Over the past year, not only did we successfully advance our pipeline to late-stage development, but we also set the stage to become a pure play biopharmaceutical company by spinning off Atrium. We are now extremely motivated and confident as we are more focused on building solid endocrinology and oncology franchises."

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

About Æterna Zentaris Inc.

Æterna Zentaris Inc. is a growing global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aeternazentaris.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes", "anticipates", "intends", "plans", "expects", "estimates", "will," "may", "should", "approximately", and the negative or other variations of those terms or comparable terminology, are forward-looking statements. Such statements reflect management's current views, intentions, strategies and plans and are based on certain assumptions.

Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the ability of Æterna Zentaris to complete the special distribution in the manner described herein, whether Æterna Zentaris will be able to implement its business strategies, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Æterna Zentaris to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

Contacts

Jenene Thomas
Senior Director, Investor Relations & Corporate Communications
(418) 655-6420 or (908) 996-3154
jenene.thomas@aeternazentaris.com

Paul Burroughs
Media Relations
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.
Date: January 23, 2007
	By:	/s/ MARIO PARADIS Mario Paradis Vice President, Finance & Administration and Corporate Secretary

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DOCUMENTS INDEX
FORM 51-102F3 MATERIAL CHANGE REPORT ÆTERNA ZENTARIS INC.
SCHEDULE A PRESS RELEASE (January 3, 2007)